Exhibit 12.1

Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
		(In thousands, except ratios)

Earnings as defined in Regulation S-K(1):
Income before income tax expense and equity in net income from unconsolidated investments	$137,436	$196,899	$132,636	$122,228	$77,565
Fixed Charges	125,913	134,697	153,865	187,254	157,315
Capitalized Interest	(508)	(346)	—	—	—

Total Earnings	$262,841	$331,250	$286,501	$309,482	$234,880

Fixed Charges as defined in Regulation S-K(2):
Interest expense	$111,305	$118,863	$137,060	$169,717	$142,404
Imputed interest on operating leases	14,608	15,834	16,805	17,537	14,911

Total Fixed Charges	$125,913	$134,697	$153,865	$187,254	$157,315

Ratio of Earnings to Fixed Charges	2.09	2.46	1.86	1.65	1.49

(1)	For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income before income tax expense and equity in net income from unconsolidated investments plus fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense and imputed interest for operating leases.

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